Exhibit 99.4

Dejour Reports 202% Production Increase & Year-to-date Operating Cash Flow of $0.3 million
New Wells Drive Significant Improvements in EBITDA & Netback

Vancouver, British Columbia, November 15, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”), an independent oil and natural gas company operating multiple exploration and production projects in Northeastern British Columbia and Western Colorado, today announced the release of its financial results for the third quarter period ended September 30, 2010.

After successfully bringing two new wells into production at Drake/Woodrush, Dejour delivered strong operating performance in the second and third quarters of 2010, with the average production for both quarters almost double the average production for the 1st quarter of 2010. This substantial production improvement provided the Company with the generation of positive operating cash flow for the second and third quarters of 2010. In addition, according to the recently updated reserve evaluation report from an independent consultant, Dejour raised the net present value of proved and probable reserves at Drake/Woodrush by 150% to $17 million at June 30, 2010. In view of its strong production growth and significant increase in reserve value at Drake/Woodrush, the Company will continue its focus on exploiting development opportunities in these properties in the near future.

Q3 2010 Key achievements

In the 3rd quarter of 2010, Dejour continued its focus on increasing production and operational efficiency at the Drake/Woodrush properties, while maintaining all prospective acreage holdings and positioning for renewed drilling activities as both the business environment and commodity prices improved.

The accompanying notes are an integral part of these consolidated financial statements

During the quarter, the Company achieved the following major corporate objectives and also made significant progress on key strategic initiatives that resulted in:

•	Average production increased to 610 BOE/D in Q3 2010, a 202% increase over Q3 2009.

•	Operating netback increased to $1.6 million in Q3 2010, a 326% improvement over Q3 2009.

•	EBITDA in Q3 2010 increased by 23% over Q2 2010, and yielded a higher Adjusted EBITDA for the quarter.

•	Generated a positive operating cash flow of $687,000 in Q3 2010, compared to a negative operating cash flow of $727,000 in Q3 2009.

Summary of Selected Financial Highlights (Unaudited)

		Three months ended September 30,
		2010	2009
		$	$
Revenue	Note (1)	2,544,000	1,056,000
Net loss	Note (2)	(893,000)	(2,528,000)
Net loss per share	Note (3)	(0.01)	(0.03)
Operating cash flow (1)	Note (4)	687,000	(727,000)
Operating netback (1)	Note (5)	1,629,000	382,000
EBITDA (1)	Note (6)	810,000	(870,000)
Adjusted EBITDA (1)	Note (6)	970,000	(572,000)

(1)	Operating cash flow, Operating netback, EBITDA and Adjusted EBITDA are non-GAAP measures and are defined in details in the “Non-GAAP Measures” below.

Notes:

(1)
Revenue for Q3 2010 increased to $2,544,000 from $1,056,000 for Q3 2009. The increase in revenue was mainly attributable to the increased oil and gas production from the two new wells in the Woodrush area that commenced production in May 2010.  As a result of low gas commodity prices, most of the productive gas wells were shut in and suspended production in Q3 2009.  This also contributed to the increase in revenues for the current quarter.

(2)
Net loss for Q3 2010 decreased to $893,000 from $2,528,000 for Q3 2009. The decrease in net loss was due to increased revenues and decreased depletion and general and administrative expenses, partially offset by increased royalties and interest expense and finance fee.

(3)	Net loss per share for Q3 2010 was $0.01 compared to $0.03 for Q3 2009. The decrease was mainly the result of lower net loss for the current quarter.

(4)
The Company generated a positive operating cash flow of $687,000 for Q3 2010 compared to a negative operating cash flow of $727,000 for Q3 2009. It was primarily the result of the two new wells commenced production in May 2010.

(5)
Operating netback for Q3 2010 increased to $1,629,000 from $382,000 for Q3 2009. The increase was due to higher revenues and lower operating and transportation expenses.  This was partially offset by increased royalties.

(6)
EBITDA for Q3 2010 was $1,680,000 higher than Q3 2009.  It was mainly attributable to lower net loss. Adjusted EBITDA for Q3 2010 was $1,542,000 higher than Q3 2009.  It was primarily attributable to higher EBITDA.  This was partly offset by lower impairment loss of uranium properties.

The accompanying notes are an integral part of these consolidated financial statements

Summary of Selected Operational Highlights

DEAL Production and Netback Summary

		Three Months Ended September 30,
		2010	2009
Production Volumes:
Oil and natural gas liquids (bbls)		28,233	10,761
Gas (mcf)		167,255	46,729
Total (BOE)	Note (1)	56,109	18,550

Average Price Received (Wellhead):
Oil and natural gas liquids ($/bbls)		66.77	76.45
Gas ($/mcf)		3.81	4.67
Total ($/BOE)		45.16	56.12

Royalties ($/BOE)	Note (2)	6.44	0.15

Operating and Transportation Expenses ($/BOE)	Note (3)	9.68	33.01

Netbacks ($/BOE)	Note (4)	29.04	20.61

Notes:

(1)	The increase in production was mainly due to the two new wells commenced production in May 2010.

(2)
Royalties of $6.44 per BOE for Q3 2010 were substantially higher than the prior year’s quarter of $0.15 per BOE. The significant increase in royalties was due to higher oil production for the current quarter, which is subject to higher royalty rate compared to the royalty rate for natural gas. In Q3 2009, the British Columbia provincial government approved a royalty holiday for the first 72,000 barrels of oil production on one of the Company’s oil wells.  The Company received a royalty credit of $280,000 from the BC provincial government, resulting in a substantially lower royalty for the quarter.

(3)
Operating and transportation expenses for Q3 2010 decreased to $9.68 per BOE compared to $33.01 per BOE for Q3 2009 despite higher revenues.  In Q3 2010, the Company successfully recovered from a vendor an one time reimbursement of past operating expenses of roughly $130,000, which is equivalent to approximately $2.30 / BOE of operating expense.  In additional, the installation of the compressor in January 2010 resulted in minimal compression costs, which accounted for the reduction in operating and transportation expenses for the current quarter.  On the other hand, production shut-in and suspension due to low gas commodity prices resulted in the curtailed gas production in Q3 2009.  As the majority of the operating expenses are fixed costs, therefore they are spread over a lower production base, resulting in higher per unit costs for the quarter.

(4)
Operating netbacks for the current quarter increased to $29.04 per BOE from $20.61 per BOE for Q3 2009. The increase was mainly due to higher revenues and lower operating and transportation expenses. This was partially offset by increased royalties.

The accompanying notes are an integral part of these consolidated financial statements

Liquidity and Capital Resources

Cash Flow

The Company had cash and cash equivalents of $2,409,000 as at September 30, 2010.  In addition to the cash balance, the Company also had accounts receivable of $800,000, most of which was related to September 2010 oil and gas sales that had been received subsequent to September 30, 2010.

Our investing activities during the nine months ended September 30, 2010 were financed primarily by the proceeds raised from the issuance of flow-through shares and draw down of bridge loan during the period.

In 2009, the Company successfully completed a turnaround on its oil and gas operation to reduce operating costs and improve operating netback.  Together with the netback from two successful wells drilled in May 2010, we generated positive operating cash flow in the 2nd and 3rd quarter of 2010.

Subsequent to September 30, 2010, the Company had submitted to the British Columbia Oil and Gas Commission (“OGC”) an application for improved recovery at Woodrush/Drake property through the implementation of a waterflood program, expected to be started in early 2011. Oil production is currently being restricted with well allowables imposed by the OGC during the waterflood implementation. This temporary reduced production will result in lower operating revenue and operating cashflow for the Company in Q4 2010. Proceeds from the disposition of a non-core property is expected to substantially offset the impact of lower operating cashflow from reduced production.

Bank Loan and Bridge Loan Financing

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000.  On March 22, 2010, the bank line of credit was completely paid off.

As at December 31, 2009, DEAL was in compliance with the working capital ratio requirement.  On March 22, 2010, the bank line of credit was completely paid off.

On March 22, 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000.  This facility is secured by DEAL’s oil and gas assets in Canada.  The first $2,000,000 of the facility was available and the Company utilized $1,500,000 to refinance the Company’s existing bank facility and fund working capital.  In June 2010, the Company received lender’s approval for the availability of an additional $1,500,000 of the facility.  In September 2010, the Company received lender’s approval for the availability of the remainder of the facility of $1,500,000.  The Company drew additional $2,500,000 ($2,000,000 in June 2010 and $500,000 in September 2010) to support the development of Deal’s oil and gas properties in the Woodrush/Drake area.

In September 2010, some of the terms of the facility were amended.  Interest rate remained at 12% per annum.  Drawdown fee adjusted to 2% on any amounts drawn and deferred fee lowered to 1% fee on any repayments.  As at September 30, 2010, a total of $4,000,000 of this facility was utilized.  The due date of bridge loan is extended to March 31, 2011 and can be further extended for a period of maximum 3 months.  The extension will be subject to a 1% extension fee per month on the outstanding loan balance at the beginning of each month.

The accompanying notes are an integral part of these consolidated financial statements

 Condensed Balance Sheets (Unaudited)

	As at September 30, 2010	As at December 31, 2009
Assets:

Cash and cash equivalents	$2,410,000	$2,733,000
Other current assets	1,341,000	1,280,000
Equipment	103,000	115,000
Other non-current assets	41,350,000	41,758,000
Total assets	$45,204,000	$45,886,000

Liabilities and shareholders’ equity:

Bank line of credit and bridge loan	$4,000,000	$850,000
Current liabilities	1,069,000	2,753,000
Loans from related parties	2,310,000	2,346,000
Other long-term liabilities	315,000	248,000
Shareholders’ equity	37,510,000	39,689,000
Total liabilities and shareholders’ equity	$45,204,000	$45,886,000

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Revenues:
Oil and natural gas revenue	$2,534,000	$1,036,000	$6,557,000	$5,131,000
Realized financial instrument gain (loss)	10,000	20,000	61,000	309,000
	2,544,000	1,056,000	6,618,000	5,440,000
Expenses:
Royalties	362,000	2,000	1,134,000	506,000
Operating and transportation	543,000	651,000	2,046,000	2,525,000
Amortization, depletion and accretion	1,393,000	1,558,000	3,893,000	5,533,000
Interest expense and finance fee	309,000	155,000	836,000	661,000
General and administrative	670,000	1,046,000	2,426,000	2,835,000
Non-cash stock-based compensation	150,000	183,000	465,000	499,000
	3,427,000	3,595,000	10,800,000	12,559,000

Loss before the following and income taxes	(883,000)	(2,539,000)	(4,182,000)	(7,119,000)
Interest and other income	9,000	8,000	26,000	371,000
Gain (loss) on disposition of investment	-	-	-	(274,000)
Equity loss from Titan	-	-	-	(142,000)
Foreign exchange gain (loss)	(9,000)	63,000	(12,000)	388,000
Impairment of uranium properties	(10,000)	(115,000)	(10,000)	(115,000)
Loss before income taxes	(893,000)	(2,583,000)	(4,178,000)	(6,891,000)

Future income taxes recovery	-	55,000	464,000	1,133,000

Net loss for the period	(893,000)	(2,528,000)	(3,714,000)	(5,758,000)
Deficit, Beginning of the period	(42,207,000)	(29,809,000)	(39,386,000)	(26,579,000)
Deficit, End of the period	$(43,100,000)	$(32,337,000)	$(43,100,000)	$(32,337,000)

Net loss per share – basic and diluted	$(0.01)	$(0.03)	$(0.04)	$(0.08)

Weighted average number of common shares outstanding – basic and diluted	99,198,372	81,800,996	98,850,317	76,651,477

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Condensed Statements of Cash Flows (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Cash, beginning of period	$3,020,000	$1,059,000	$2,733,000	$744,000

Cash used in operating activities	(1,363,000)	(974,000)	(1,363,000)	(2,017,000)

Cash from (used in) investing activities:
Purchase of equipment	(14,000)	(31,000)	(16,000)	(36,000)
Deferred leasehold inducement	-	40,000	-	40,000
Proceeds on disposal of investment	-	-	-	2,305,000
Proceeds from sales of oil and gas properties	-	1,260,000	-	5,542,000
Resource properties expenditures	(279,000)	(334,000)	(3,420,000)	(1,129,000)
Total cash from (used in) investing activities	(293,000)	935,000	(3,436,000)	6,722,000

Cash from (used in) financing activities	1,046,000	(617,000)	4,476,000	(5,046,000)

Cash, end of period	$2,410,000	$403,000	$2,410,000	$403,000

The accompanying notes are an integral part of these consolidated financial statements

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, interest expense and finance fee, and amortization, depletion and accretion.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Operating Cash Flow, Operating Netback, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, anticipated recovery per well for Gibson Gulch, the, risks related prospective resource best estimate being inaccurate or incomplete or based upon errors in assumptions, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The accompanying notes are an integral part of these consolidated financial statements

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

The accompanying notes are an integral part of these consolidated financial statements